Contact

www.linkedin.com/in/annie-jaffrey-13300b36 (LinkedIn)

Languages

Swedish (Native or Bilingual)
French (Professional Working)
English (Native or Bilingual)

Annie Jaffrey

Co-Founder of NOURISHED3 # SKIN - GUT - BRAIN# YouTube Content Creator

Beverly Hills, California, United States

Summary

My name is Annie Jaffrey and I am a lifestyle blogger, video content creator on YouTube, and Co-founder of the skincare and wellness brand, Nourished3.

I was born in Sweden and grew up in Switzerland, then spent six years in New York City studying business, communications, and marketing within the fashion and related industries, and graduated with honors in 2012.

I have since had the opportunity to live in London, Dubai, Barcelona and Geneva. I started my YouTube channel in February of 2011 with the goal of sharing my passion and experience for health and beauty. I also wanted to create a space that was “Annie’s” – a positive, creative and inspiring environment where women could get tips, be entertained, and forget about daily stresses.

On my platform https://www.youtube.com/user/AnnieJaffrey, I share my passion and love for all things health, wellness, selfcare, beauty, style, home favorites, and the power of a positive mindset. My goal is to inspire and uplift by sharing what helps me feel my best, in hopes of it encouraging others to live out their best lives too! I value truth, quality, love, authenticity and kindness for self and all.

Nourished3 creates skincare products that help to heal, nurture and promote a true sense of well-being and a more mindful life. Nourished3 is derived from the 3 core pillars of our brand philosophy

OUTER CARE, INNER NOURISHMENT & MENTAL WELL-BEING

Evidence-based science, paired with the power of nature’s best gifts, infused with the healing properties of crystals.

Seen in VOGUE, ELLE, Harper's Bazaar, L'Officiel, GQ, Glamour, Instyle, LaWeekly, Freundinmagazine, Emirateswoman...

Our products are available on NOURISHED3 & CULT BEAUTY

https://nourished3.com

Experience

NOURISHED3

Co-Founder at Nourished3

July 2020 - Present (4 years 3 months)

Nourished3 was born out of my love of SKIN and HEALTH, with the goal being to truly create real change in our customer’s lives, especially for those with sensitive, acne-prone or dull skin. We’re driven by creating the best, most effective formulas, rooted in science, inspired by nature, and always clean, respecting your skin’s natural biome. It’s important however to go further, addressing nutrition and emotional wellness as these play an equally (if not more) important role in truly healthy and clear skin. The “3” in Nourished3 represents our 3 core principles for truly radiant skin, first being External Care, second is Inner Nourishment and the third is Emotional Wellbeing. All three play an equally important role in skin health, and our goal is to inform and create simple sustainable ways to tap into and fully embrace each to truly experience your most incredible skin!

YouTube

Content Creator

January 2011 - Present (13 years 9 months)

Bavaria, Germany

I am a lifestyle blogger and video content creator on YouTube! On my platform I share my passion and love for all things health, wellness, selfcare, beauty, style, home favorites, and the power of a positive mindset. My goal is to inspire and uplift by sharing what helps me feel my best, in hopes of it encouraging others to live out their best lives too! I value truth, quality, love, authenticity and kindness for self and all.

As a previous long time sufferer of acne, a huge part of my platform is also devoted to achieving healthy skin, sharing my knowledge, tips, favorite products and lifestyle habits that have helped me heal and maintain healthy and clear skin!

Education

Fashion Institute of Technology

B.S., Advertising & Marketing Communications · (2008 - 2012)

Collège du Léman, Geneva, Switzerland

· (2001 - 2008)